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Attention:	Erin Purnell
Thomas Jones
Kevin Stertzel
Dale Welcome

Re:	Vertical Aerospace Ltd. Registration Statement on Form F-4 Filed on November 17, 2021 CIK No. 0001867102

On behalf of Vertical Aerospace Ltd. (the “Company”), we are hereby submitting an amended Registration Statement on Form F-4 (“Amendment No. 6”). The Company previously submitted a Registration Statement on Form F-4 with the United States Securities and Exchange Commission (the “Commission”) on July 9, 2021 (the “Registration Statement”), as amended by Amendment No. 1 to the Registration Statement on August 24, 2021 (“Amendment No. 1”), Amendment No. 2 to the Registration Statement on September 20, 2021 (“Amendment No. 2”), October 8, 2021 (“Amendment No. 3”), Amendment No. 4 to the Registration Statement on November 1, 2021 (“Amendment No. 4”) and Amendment No. 5 to the Registration Statement on November 17, 2021 (“Amendment No. 5”). Amendment No. 6 has been revised to reflect the Company’s responses to the comment letter with respect to Amendment No. 5 received on November 19, 2021 (the “Comment Letter”) from the staff of the Commission (the “Staff”).

For reference purposes, the text of the Comment Letter has been reproduced herein with responses below each numbered comment. Unless otherwise indicated, page references in the descriptions of the Staff’s comments refer to Amendment No. 5 and page references in the responses refer to Amendment No. 6. Unless otherwise indicated, capitalized terms herein will have the meanings assigned to them in Amendment No. 6.

Unaudited Financial Statements of Broadstone Acquisition Corp.

Note 1 - Description of Organization, Business Operations and Basis of Presentation Revision of Previously Issued Financial Statements, page F-53

1.	Please provide us with your materiality analysis under SAB Topic 1:M and 1:N with respect to the accounting error.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has examined the matter further and considers the matter to be quantitatively material to the financial statements. As such, the Company has amended the financial statements accordingly to provide for the restatement disclosure.

Latham & Watkins is the business name of Latham & Watkins (London) LLP, a registered limited liability partnership organised under the laws of New York and authorised and regulated by the Solicitors Regulation Authority (SRA No. 203820). A list of the names of the partners of Latham & Watkins (London) LLP is open to inspection at its principal place of business, 99 Bishopsgate, London EC2M 3XF, and such persons are either solicitors, registered foreign lawyers, European lawyers or managers authorised by the SRA. We are affiliated with the firm Latham & Watkins LLP, a limited liability partnership organised under the laws of Delaware.

November 22, 2021 Page 2

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We hope the foregoing answers are responsive to your comments. Please do not hesitate to contact me by telephone at +1 (405) 933 4988 with any questions or comments regarding this correspondence.

Very truly yours,

/s/ J. David Stewart
of LATHAM & WATKINS LLP

cc:	(via email)
Stephen Fitzpatrick, Vertical Aerospace Ltd.
Vinny Casey, Vertical Aerospace Ltd.
Michael Cervenka, Vertical Aerospace Ltd.
Robbie McLaren, Latham & Watkins (London) LLP
David A. Sakowitz, Winston & Strawn LLP
Michael J. Blankenship, Winston & Strawn LLP
Paul Amiss, Winston & Strawn (London) LLP